ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           Law & Regulation Department
                          3100 Sanders Road, Suite J5B
                           Northbrook, Illinois 60062
                         Direct Dial Number 847 402-9671
                             Facsimile 847 402-3781
                            E-Mail awa2g@allstate.com


ANNE M. WALTON
ASSISTANT COUNSEL

April 22, 2005

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allstate Life of New York Separate Account A ("Registrant") Post-Effective Amendment No. 1 ("Amendment") to
              Form N-4 Registration Statement ("Registration Statement") File Nos. 333-114624 and 811-07467
              CIK No.  0000948255
              Allstate New York Variable Annuity
              ACCESSION NUMBER: 0000945094-05-000414


Commissioners:

On behalf of the Registrant, I hereby request withdrawal of the above-referenced Amendment to the Registration Statement on Form N-4 as filed with the Securities and Exchange Commission ("Commission") on April 22, 2005. I am requesting withdrawal because Registrant inadvertently included an incorrect filing date on the facing page of the Registration Statement and an incorrect date on the transmittal letter. Registrant will re-file this corrected Registration Statement immediately after the filing of this request.

For the foregoing reasons, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter. Please direct any question or comment to me at the above number.

Very truly yours,

/s/ Anne M. Walton

Anne M. Walton